EXHIBIT 99.47
AMENDMENT AND WAIVER AGREEMENT
          This AMENDMENT AND WAIVER TO THE NOTE PURCHASE AGREEMENT is dated as of October 2, 2009 (this “Waiver”), among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the “Issuer”), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC. (“Holdings”), a Delaware corporation, STUDENT TRANSPORTATION OF AMERICA LTD. (“Parent”), an Ontario corporation and SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the Insurance Companies Act of Canada, LONDON LIFE INSURANCE COMPANY, a corporation existing under the Insurance Companies Act of Canada, those persons from time to time entered into the register as holders of the Notes by proper endorsement and delivery (each a “Noteholder” and collectively the “Noteholders”) and COMPUTERSHARE TRUST COMPANY, N.A., a national trust company, as trustee (in such capacity, the “Trustee”).
PRELIMINARY STATEMENTS
A.	The Issuer, Holdings, Parent, the Noteholders and the Trustee have heretofore entered into that certain Note Purchase Agreement, dated as of December 14, 2006, as amended, (the “Note Purchase Agreement”); and

B.	The Issuer, Holdings and Parent have asked the Noteholders and the Trustee to permit the redemption of the Subordinated Notes issued by STA ULC through the issuance of the Convertible Notes (as hereinafter defined) pursuant to the Convertible Note Indenture (as hereinafter defined) and the payments and conversions with respect thereto and the Noteholders and the Trustee are willing to do so on the terms and conditions set forth in this Waiver.
          NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS

Section 1.1	Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Note Purchase Agreement shall have such meanings when used in this Waiver. The following definitions shall apply in this Waiver:
(a)	“Convertible Note Indenture” means the Indenture among the Parent and the trustee party thereto pursuant to which the Convertible Notes will be issued.

(b)	“Convertible Notes” means the convertible senior unsecured subordinated notes of the Parent (i) expected to be issued on or about October 15, 2009 in an aggregate principal amount of not more than CAN$51,750,000 (ii) having a maturity date of no earlier than five (5)

years after the date of its issuance, with no amortization, (iii) having an interest rate not greater than 8%, (iv) containing no financial covenants, and (v) otherwise in form and substance acceptable to Harris N.A., as administrative agent, pursuant to the Second Amended and Restated Credit Agreement, dated December 14, 2006 (as amended).
ARTICLE II
WAIVER AND ACKNOWLEDGMENTS

Section 2.1	Subject to the limitations hereinafter expressed, Section 11.1 of the Note Purchase Agreement states that the Note Purchase Parties will not make any Distribution unless the amount of such Distribution does not exceed Distributable Cash calculated at the end of the immediately preceding month (the “Distribution Requirement”. The Issuer, Holdings and Parent hereby request that the Noteholders and the Trustee waive the Distribution Requirement in connection with the prepayment of the indebtedness evidenced by the subordinated notes issued by Student Transportation of America ULC and Holdings pursuant to the Subordinated Note Indenture (the “Subordinated Notes”), in an amount not to exceed the aggregate net proceeds received by Parent from the issuance of the Convertible Notes. The Noteholders hereby waive such Distribution Requirement, provided that such prepayment is made on or before December 31, 2009. It shall constitute an Event of Default under the Note Purchase Agreement if the Convertible Notes are issued and Student Transportation of America ULC fails to prepay the lesser of (A) all of the Subordinated Notes outstanding on the date hereof and (B) a principal amount of Subordinated Notes plus any call premium payable in connection with such prepayment equal to the aggregate net proceeds received by the Parent from the issuance of the Convertible Notes prior to the later of (i) December 31, 2009 and (ii) the date occurring 60 days after the issuance of the Convertible Notes.

Section 2.2	Each of the Issuer, Holdings and Parent acknowledge and agree that the foregoing waiver in Section 11.1 is expressly limited to the transactions described herein and shall not obligate or be construed to require the Noteholders or the Trustee to grant any other consents, modifications, or waivers to Section 11.1 or any other provision of the Note Purchase Agreement or any other Security Document. Notwithstanding anything contained in this Waiver to the contrary, the Noteholders and the Trustee expressly reserve the right to exercise any and all of their rights and remedies under the Note Purchase Agreement, any other Security Documents and applicable law in respect of any Default or Event of Default or otherwise.
ARTICLE III
AMENDMENTS

Section 3.1	Schedule B to the Note Purchase Agreement is hereby amended by inserting in proper alphabetical order the following new defined terms:

“Convertible Note Indenture” means the Indenture among the Parent and the trustee party thereto pursuant to which the Convertible Notes will be issued.

“Convertible Notes” means the convertible senior unsecured subordinated notes of the Parent (i) expected to be issued on or about October 15, 2009 in an aggregate principal amount of not more than CAN$51,750,000 (ii) having a maturity date of no earlier than five (5) years after the date of its issuance, with no amortization, (iii) having an interest rate not greater than 8%, (iv) containing no financial covenants, and (v) otherwise in form and substance acceptable to Harris N.A., as administrative agent, pursuant to the Second Amended and Restated Credit Agreement, dated December 14, 2006 (as amended).

Section 3.2	The definition of “Subordinated Indebtedness” in Schedule B to the Note Purchase Agreement is hereby amended by amending and restating clause (a) of such definition to read as follows:
(a) Each subordinated note issued by Student Transportation of America ULC and Holdings pursuant to the Subordinated Note Indenture, and each Convertible Note issued by Parent pursuant to the Convertible Note Indenture.
ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANT

Section 4.1	Note Purchase Agreement Representations. In order to induce the Noteholders and the Trustee to enter into this Waiver, the Issuer, Holdings and Parent hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 5 of the Note Purchase Agreement and additionally represents and warrants to the Trustee and each Noteholder as set forth in this Article IV, and makes the Covenant set forth in Section 4.5.

Section 4.2	Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Issuer, Holdings and Parent of this Waiver are within the Issuer’s, Holdings’ and Parent’s powers, have been duly authorized by all necessary corporate action, and do not:
(a)	contravene the Issuer’s, Holdings’ or Parent’s constituent documents;

(b)	contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Issuer, Holdings’ or Parent; or

(c)	result in, or require the creation or imposition of, any Lien on any of the Issuer’s, Holdings’ or Parent’s properties.

Section 4.3	Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Issuer, Holdings or Parent of this Waiver.

Section 4.4	Validity, etc. This Waiver constitutes the legal, valid and binding obligation of the Issuer, Holdings and Parent enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

Section 4.5	Subordination of Convertible Notes. Each of the Issuer, Holdings and Parent covenant that, upon execution of the Convertible Note Indenture and issuance of the Convertible Notes, that the payment of the principal of, the premium (if any) and of any interest with respect Convertible Notes shall be subordinate in right of payment to the prior payment in full of all Notes, provided, however, that Parent may make payments of interest on the Convertible Notes unless or until an Event of Default has occurred and is continuing and in respect of which notice has been given to the Issuer, Holdings or Parent by or on behalf of the Noteholders.
ARTICLE V
CONDITIONS PRECEDENT

Section 5.1	Effectiveness. This Waiver shall become effective upon execution and delivery by the Issuer, Holdings, Parent, the Trustee and the Noteholders.
ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.1	Fees, Costs and Expenses. In consideration of the Noteholders’ agreement to the provisions of this Waiver, the Issuer agrees to pay to the Noteholders a fee (the “Amendment Fee”) in connection with the completion of this Waiver equal to US$35,000, being 0.1% of the aggregate principal amount of US$35,000,000 of Senior Notes. The Issuer agrees to pay the Amendment Fee on the date hereof, and further agrees to pay all costs and expenses of or incurred by the Trustee in connection with the negotiation, preparation, execution and delivery of this Waiver, including the fees and expenses of counsel for the Trustee and the Noteholders.

Section 6.2	Ratification of and References to the Note Purchase Agreement. Except as expressly set forth herein, the Note Purchase Agreement and each other Security Document is hereby ratified, approved and confirmed in each and every respect. The Issuer, Holdings and Parent hereby acknowledges and agrees that (i) the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Note Purchase Agreement as amended hereby; and (ii) the Security Documents and the rights and remedies of the Trustee thereunder, the obligations of the Issuer, Holdings and Parent thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Security Documents as to the indebtedness which would be secured thereby prior to giving effect to this Waiver. Reference to this specific Waiver need not be made in the Note Purchase Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement, any reference in any of such items to the Note Purchase Agreement being sufficient to refer to the Note Purchase Agreement as amended hereby.

Section 6.3	Headings. The various headings of this Waiver are for convenience of reference only, are not part of this Waiver and shall not affect the construction of, or be taken into consideration in interpreting, this Waiver.

Section 6.4	Execution in Counterparts. This Waiver may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 6.5	No Other Amendments. Except as expressly set forth herein, the text of the Note Purchase Agreement and the other Security Documents shall remain unchanged and in full force and effect, and the Noteholders and the Trustee expressly reserve the right to require strict compliance with the terms of the Note Purchase Agreement and the other Security Documents.

Section 6.6	Governing Law. This Waiver shall be construed in accordance with and governed by the law of the State of Illinois.

     IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.
By
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STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.
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STUDENT TRANSPORTATION OF AMERICA LTD.
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COMPUTERSHARE TRUST COMPANY N.A., as Trustee
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By
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SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder
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By
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LONDON LIFE INSURANCE COMPANY, as a Noteholder
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By
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